The Case for Boardroom Change at Forte Biosciences

Prepared by Camac Partners and ATG Capital

August 2023

Legal Disclaimer

The materials contained herein (the "Materials") represent the opinions of Camac Fund, LP (together with its affiliates, "Camac"), ATG Capital Management, LLC (together with its affiliates, "ATG") and the other participants named in the proxy solicitation (collectively, the "Group" or "we") and are based on publicly available information with respect to Forte Biosciences, Inc. (the "Company" or "Forte"). The Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Group's conclusions. The Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Group herein are based on assumptions that the Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

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Table of Contents

Why We Are Here:
The Case for Boardroom Change

Why We're Here Today

We believe Forte is in need of stockholder-designated directors following years of poor performance and worst-in-class governance under Chairman and CEO Dr. Paul Wagner and the current Board:

 **Extremely Dilutive Capital Raises**

 **Blatant Disregard for Stockholder Wishes**

 **Adopting "Poison Pill" with Low 10% Trigger**

 **Appointment of Director with 20-Year Relationship to Dr. Wagner**

 **Delay of Stockholder Meeting**

 **Failure to Comply with SEC Rule 14a-13(a)(3)**

About Camac and ATG

Our Group owns an ~8.5% stake in Forte, making us one of the Company's largest stockholders

- Camac has a track record of using private and public engagement with North American companies to improve mismanagement and poor governance

- Camac's engagement has delivered substantial returns for stockholders

- Recent value-enhancing engagements include:
  - Imvescor
  - Liberated Syndication
  - Cedar Realty
  - Pasithea Therapeutics

- **Camac has been a significant stockholder in Forte since 2022**

- ATG has used private and public engagement with its portfolio companies to improve governance and long-term performance

- ATG previously spear-headed the declassification of the board of directors of Texas Pacific Land Corporation (NYSE: TPL)
  - ATG also ran a successful "vote no" campaign against a TPL director in 2021

- **ATG has been a significant stockholder in Forte since 2022**

About Forte Biosciences

We believe that Forte is a biotechnology company that had a singular asset, FB-401

- Forte's singular asset for atopic dermatitis failed in its phase 2 clinical trial in September 2021

- The Company made what appears to be a highly speculative pivot to the development of FB-102 for autoimmune diseases

- Despite Forte peddling FB-102 as demonstrating potentially "best in class activity," the reality is that the compound is still in preclinical indication

- The Company has only six employees – yet has an eight-member Board of Directors (the "Board") – burned $7 million in the last fiscal quarter and its CEO lives in Puerto Rico while the Company is based in Dallas

- Concerningly, the Company's auditor, Mayer Hoffman McCann P.C., recently resigned stating that "the Company had ineffective controls to sufficiently review the completeness and accuracy of the annual tax provision"



FBRX Stock Price Since Initial Public Offering ("IPO") [1]

The Company's current market capitalization is ~$30 million[2] and Forte's equity is down nearly 95% over Drs. Wagner and Eichenfield's tenures

Source: Bloomberg; Company filings.
(1) Stock price shown since 2020 IPO to August 30, 2023; (2) As of August 30, 2023.

Significant Value Destruction Under Chair and CEO Dr. Wagner

Forte has delivered negative total stockholder returns ("TSR") and significantly underperformed relevant indices over all relevant time horizons



Source: Bloomberg. TSR as of market close on May 24, 2023 (the day before Camac's preliminary proxy statement was filed with the SEC).

Concerned Stockholders of Forte Biosciences   8









Investors Growing Frustrated with Management and the Board

Tellingly, between May 24, 2022 and August 9, 2022, four new Schedule 13Ds were filed by the Company's stockholders, each of which disclosed dissatisfaction with leadership and began pushing for change:

BML

"It has become clear to me that shareholders would be far better off if the Board had decided to liquidate the company and return cash to shareholders rather than pushing forward with its current plan. FB-102 was not even mentioned until the 10-K filed on 3/31/22, giving the strong impression that the company's new "lead drug" was nothing more than an afterthought until recently."

BML Capital Management 13D Filing – May 24, 2022

CAMAC PARTNERS NEW YORK, NY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Forte Biosciences Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

34962G109
(CUSIP Number)

ERIC SHAHINIAN
CAMAC PARTNERS, LLC
350 PARK AVENUE, 13TH FLOOR
NEW YORK, NY 10022
914-629-8496
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

8/17/22
(Date of Event Which Requires Filing of this Statement)

Camac Partners 13D/A Filing – August 1, 2022

ATG CAPITAL MANAGEMENT LLC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Forte Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34962G109
(CUSIP Number)

Gabriel Gliksberg
ATG Capital Management, LLC
805 N. Milwaukee Avenue, Suite 301
Chicago, IL 60642
(786) 519-0995
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2022
(Date of Event which Requires Filing of this Statement)

ATG Capital Management 13D Filing – August 4, 2022

CABLE CAR CAPITAL

"Mr. Ma-Weaver requested that the Company publicly disclose additional information about its lead development candidate, including the anticipated cost of preclinical activities, so that shareholders can make their own informed assessment of its prospects. Mr. Ma-Weaver observed current depressed trading levels of the Shares, noted the possibility that the company could meaningfully advance its development program with less than all of its capital, and expressed a preference for the return of capital to shareholders."

Cable Car Capital's Letter to Forte Biosciences – August 24, 2022

The Company responded with nearly zero communication with investors, followed by adopting a poison pill and conducting two major dilutive transactions. Prior to the two dilutive capital raises, these four investors represented ~40% of Forte's ownership

Dr. Wagner Does Not Appear Aligned with Forte Stockholders

We question how much Dr. Wagner believes in the long-term viability of Forte, given he has been an active seller in recent years

- Dr. Wagner was worth more than $100 million on paper when Forte traded over $40 per share in 2020
- After FB-401 failed in September 2021, Dr. Wagner sold 1,000,000 shares at $4.3471
- All moves since the FB-401 debacle appear to be a gamble by Dr. Wagner – using stockholder cash – to keep his job and enrich himself
  - o Betting the farm on a new and unproven molecule, never before mentioned in filings until the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021

o **9/2/2021**: At the time of the FB-401 failure, the Company had $50,000,000 and ~14,800,000 shares

- **5/16/2022**: At the time of "pivot" announcement, the Company had just $40,000,000 and the same share count
  - *Where did $10,000,000 go for a six-person company over the prior eight months?*
- **Summer 2022**: Forte sold ~6,000,000 shares through its ATM program at below cash value
- **Summer 2023**: Forte sold ~15,000,000 shares and pre-funded warrants exercisable into ~9,700,000 shares at below cash value through a highly dilutive private placement on July 28, 2023 (the "2023 Private Placement")
- If you invested in June 2022, over the ensuing 14 months, Forte's share count went from ~14,000,000 to ~36,000,000 – all sold at prices well below the net cash per share

Forte's Board and management essentially sold nearly the entire Company away from existing stockholders and reconstituted the stockholder base, all at prices well under liquidation value

Source: Company fillings.

Timeline of Forte's Anti-Stockholder Actions

May 2022

- BML files ~6% position (initially as a 13G filer)
- The Company announces they are all in on FB-102, having spent $10 million before announcing and after their FB-401 failure
- BML files a 13D announcing a preference to liquidate

Fall 2022 – Today

- The Company appoints two non-stockholder-related directors with significant ties to the CEO
- The Company delays the 2023 Annual Meeting of Stockholders (the "Annual Meeting") by 110 days
- The Company through the 2023 Private Placement issues over 100%[1] of the shares at a massive discount to cash seemingly to thwart a fair vote and entrench the current directors

- Cable Car files a 13D announcing views largely the same as BML
- The Company institutes a poison pill
- The Company issues shares at a 50% discount to cash, which dilutes holders

July 2022

- The Company fails to comply with SEC rules and does not provide adequate Record Date notice for the upcoming Annual Meeting
- The Company's lack of proper notice of the Record Date may result in many stockholders losing the right to vote in connection with the Annual Meeting

Early August 2023

Source: Company fillings and SEC filings.
(1) Includes shares underlying the pre-funded warrants.

Forte's Highly Speculative "Strategic" Pivot

Look at what they do, not what they say…

- Despite Forte peddling FB-102 as demonstrating potentially "best in class activity," the reality is that the compound is still in preclinical indication

- We are now in the second half of 2023 and Forte is guiding to a 2024 target for FB-102

- If they had sufficient cash, why did they then dilute stockholders by 145% in the 15 months following this announcement?

- It certainly appears that this dilution – particularly in the context of the Company's other moves (poison pill, director appointments, delayed meeting) – was primarily motivated by self-serving entrenchment



Forte Biosciences, Inc. Announces First Quarter 2022 Results and Provides Business Update

> " *We expect FB-102 to be in the clinic in the second half of 2023 and have sufficient cash for at least the next 24 months to reach potential value inflection points…Beyond FB-102 we will continue to strategically pursue opportunities to create value for shareholders.* "

Dr. Wagner, May 2022 earnings press release

Source: Company earnings press release.

Worst-In-Class Governance: Dilutive and Defensive July 2023 Private Placement

Forte's 2023 Private Placement appears to us to have been substantially motivated by an attempt to thwart a stockholder vote

- Forte executed the highly dilutive 2023 Private Placement, which involved placing over 15 million shares of stock with select investors at a price well below the Company's net cash per share

- Based on the previously disclosed share count prior to the 2023 Private Placement, the Board issued over 72% of the outstanding shares on a pre-issuance basis, and over 118% of the outstanding shares on a pre-issuance basis when factoring in the pre-funded warrants

- Considering this was done following the Board delaying the Annual Meeting by 110 days after the anniversary of the preceding year's Annual Meeting while facing an election contest, we believe it is clear the Board acted to further entrench itself

- The Company allowed Dr. Wagner, certain executives and other directors to participate in the 2023 Private Placement by selling them **$1.16 million in stock** while excluding ordinary investors and not running a full capital raise process

Worst-In-Class Governance: Raising Money Below Cash

We believe Forte's decision to sell the majority of its shares at prices well below its liquidation value was a clear entrenchment maneuver by the current Board

- In our view, a stock that trades below cash per share is a stock that investors believe is not worth any ongoing business

- We believe this discount arises because stockholders fear management will destroy value

- Issuing stock below cash per share is effectively giving money to new stockholders
  - For example, granting $50 for $100 in return – the $100 is funded by another stockholder

- The Company points to the fact that the capital investment has come from large biotech funds to vindicate its strategy, yet, in our view, these funds are essentially being offered the opportunity to buy dollars for fifty cents
  - Forte's stock has spent over a year trading at a negative enterprise value

From our perspective, buying into a biotech company below liquidation value is not a major leap of faith

The Path Forward: Stockholder-Nominated Directors

We Believe Change is Warranted and Our Nominees Will Bring a Stockholder Perspective and the Skills Needed to Deliver Results

- We believe adding two highly qualified, independent directors with capital allocation and investment management experience to the Company's Board is not only reasonable, but also necessary given Forte's anti-stockholder actions and poor performance since its 2020 IPO

- The current management team has a history of destroying stockholder value, leading us to believe that the current Board is not able to provide appropriate oversight and independent voices are urgently needed

- While it may be non-traditional to replace the CEO as a director, the Company has already indicated that Dr. Wagner will be reappointed either way and we believe his removal will send a clear message that the status quo is not acceptable

- Winning two seats via a stockholder vote will ultimately represent an even smaller change in the percentage of the overall Board if the Board is expanded to add back the CEO

To be clear: our Group is not demanding the liquidation of Forte, rather, we want all directors to thoroughly and objectively investigate the potential pathways to maximize stockholder value

Our Legal Efforts

- Camac filed a complaint (2023-0817-MTZ) asking the Delaware Chancery Court (the "Court") to issue an order blocking the defendants from counting votes cast at the Annual Meeting that were acquired via the PIPE

- Camac's Delaware legal action seeks to hold the Company, Dr. Wagner and the incumbent directors accountable for breaches of fiduciary duties, to discover the true incentives behind the capital raises and to protect stockholders' interests

- *Current status*: the Court granted expedited discovery and the case is still in progress

Independent Director Candidate: Michael Hacke

We believe Mr. Hacke's investment advisory, capital markets and capital allocation expertise will be additive to Forte's Board



- Founder of Steel City Capital Investments, LLC, the general partner of a long-biased investment partnership with a value-oriented investing strategy

- Previously served as Vice President at Macquarie Infrastructure and Real Assets Inc., where he supported the management team at Macquarie Infrastructure Corporation (formerly NYSE: MIC)

- Former Assistant Vice President of Equity Research in Master Limited Partnerships and Diversified Natural Gas at Barclays plc (NYSE: BCS)

- Former Analyst in the Credit Risk Management department at Morgan Stanley (NYSE: MS)

   

Independent Director Candidate: Chris McIntyre

We believe Mr. McIntyre's 15+ years of investment experience, including in public equities, private equity, distressed debt and restructurings, will be additive to Forte's Board



- Founder, Chief Investment Officer and Managing Partner of McIntyre Capital Management, LP, an investment firm that makes concentrated investments in value-oriented equity and debt securities, based on in-depth fundamental research

- Previously served as Managing Director at MAK Capital, an investment fund focused on value equity and distressed debt

- Former Senior Analyst and Sector Head at Cobalt Capital, a multi-stage investment firm, and Senior Analyst at MDR Capital, a provider of investment advisory services

- Former analyst and portfolio manager at FNY Securities in merger and risk arbitrage investments









Our Vision for Forte

Our director candidates are committed to acting in stockholders' best interests and will work diligently to improve Forte's corporate governance and focus on the right initiatives, including:

- ✓ Promptly investigating all options to maximize stockholder value

- ✓ Maximizing the Board's alignment with stockholders and upholding its commitment to its fiduciary duties

- ✓ Considering development and licensing opportunities and returns of capital

- ✓ Establishing a clear framework to improve the return on invested capital

- ✓ Investigating the repeal of certain anti-stockholder actions, including the poison pill

- ✓ Taking steps to reverse the terrible capital allocation mistakes (e.g., selling stock below liquidation value)

- ✓ Overhauling and improving Forte's governance policies, including by dividing the Chairman and CEO roles

- ✓ Appointing additional independent directors to the Board

- ✓ Encouraging meaningful engagement with major stockholders

- ✓ Providing more clarity on funding needs to reach future clinical inflection points

Appendix:
Director Candidate Bios

Michael Hacke Biography

Michael G. Hacke is the Managing Member of Steel City Capital Investments, LLC, the general partner of Steel City Capital, LP, a long-biased investment partnership which employs a value-oriented investing strategy, which he founded in May 2018. Prior to founding Steel City Capital, Mr. Hacke served as Vice President at Macquarie Infrastructure and Real Assets Inc., a global asset manager, where he supported the management team at Macquarie Infrastructure Corporation (formerly NYSE: MIC), an owner, operator and investor in a diversified group of infrastructure businesses, from 2016 to 2017. Prior to that, he served as Assistant Vice President of Equity Research in Master Limited Partnerships and Diversified Natural Gas at Barclays plc (NYSE: BCS), a global financial services provider, from 2013 to 2016. From 2010 to 2013, Mr. Hacke served as an Analyst in the Credit Risk Management department at Morgan Stanley (NYSE: MS), a multinational financial services firm. Mr. Hacke is a CFA charterholder. Mr. Hacke received a B.A. in Political Science from the Pennsylvania State University.



Chris McIntyre Biography

Chris McIntyre founded McIntyre Capital Management, LP, an investment firm, in January 2017 and has served as Chief Investment Officer and Managing Partner since its founding. McIntyre Capital, on behalf of its funds and accounts, makes concentrated investments in value-oriented equity and debt securities, based on in-depth fundamental research. From 2013 to 2017, Mr. McIntyre served as Managing Director at MAK Capital, an investment fund focused on value equity and distressed debt. Prior thereto, Mr. McIntyre was a Senior Analyst and Sector Head at Cobalt Capital, a multi-stage investment firm, in 2013, and Senior Analyst at MDR Capital, a provider of investment advisory services, from 2011 to 2013. He began his career at FNY Securities, where he was an analyst and portfolio manager in merger and risk arbitrage investments. He has over 15 years of investment industry experience, including public equities, private equity, distressed debt, and restructurings. Mr. McIntyre received a B.A. in Economics and Government from the University of Virginia, and he is a CFA charter holder.

